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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13E-3
                       RULE 13E-3 TRANSACTION STATEMENT
      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                                FINAL AMENDMENT

                                ---------------

                           CASCO INTERNATIONAL, INC.
                               (Name of Issuer)

                                ---------------

                           CASCO INTERNATIONAL, INC.
                                S. ROBERT DAVIS
                               CHARLES R. DAVIS
                      AMERICAN HOME BUILDING CORPORATION
                    DAVIS HOLDINGS OF NORTH CAROLINA, INC.
                   DAVIS ACQUISITION OF NORTH CAROLINA, INC.
                                JEFFREY A. ROSS
                               DANIEL A. SPLAWN
                                RANDALL J. ASMO
                            R. L. RENCK & CO., INC.
                     (Name of Person(s) Filing Statement)

                                ---------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                                   147399109
                     (CUSIP Number of Class of Securities)

                               CHARLES R. DAVIS
                           CASCO INTERNATIONAL, INC.
                        13900 CONLAN CIRCLE, SUITE 150
                              CHARLOTTE, NC 28277
                                (704) 752-0119
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Persons Filing Statement)

                                  COPIES TO:
                           PHILIP M. SHASTEEN, ESQ.
                        JOHNSON, BLAKELY, POPE, BOKOR,
                             RUPPEL & BURNS, P.A.
                      100 NORTH TAMPA STREET, SUITE 1800
                                TAMPA, FL 33602
                                (813) 225-2500

                                ---------------

This statement is filed in connection with (check the appropriate box):
a.   [X]   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.   [ ]   The filing of a registration statement under the Securities Act of
           1933.
c.   [ ]   A tender offer.
d.   [ ]   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]
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                           CALCULATION OF FILING FEE

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Transaction Value                                           Amount of Filing Fee
--------------------------------------------------------------------------------
$2,147,397                                                                  $430
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*   For purposes of calculating the fee only. Assumes purchase of 953,320 shares, par value $.01 per share, of Casco International, Inc. at $2.10 per share plus payment of the excess, if any, of $2.10 per share and the exercise price of currently outstanding options to purchase Casco International, Inc. common stock.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offering fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $430
Form or Registration No.: Preliminary Proxy Statement on Schedule 14A
Filing Party:  Casco International, Inc.
Date Filed:  June 29, 2001
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         Casco International, Inc., a Delaware corporation ("Casco" or the
"Company"), S. Robert Davis, Chairman of the Board and stockholder of Casco, Charles R. Davis, President, Director and stockholder of Casco, Jeffrey A. Ross, Chief Financial Officer, Secretary, Director and stockholder of Casco, Daniel A. Splawn, Vice President of Operations and stockholder of Casco, Randall J.
Asmo, Director and stockholder of Casco, and the following entities, American Home Building Corporation, an Ohio corporation ("American") Davis Holdings of North Carolina, Inc., a North Carolina corporation, ("Davis Holdings") Davis Acquisition of North Carolina, Inc., a North Carolina corporation ("Davis Acquisitions") and R. L. Renck & Co., Inc., an Illinois corporation ("Renck"), hereby submit this final amendment to their Rule 13e-3 Transaction Statement on
Schedule 13E-3 (the "Statement"). This Statement relates to an Agreement and Plan of Merger dated as of May 8, 2001, as amended, (the "Merger Agreement") pursuant to which Davis Acquisition, a company wholly-owned by Davis Holdings, merged with and into Casco (the "Merger") with the Company as the surviving entity. This final amendment to this Statement reports the consummation of the transactions contemplated by the Merger Agreement following approval thereof by the stockholders of the Company at a special meeting of such stockholders held on December 28, 2001. The "Effective Time" of the Merger was the date and time when a certificate of merger was filed with the Secretary of State of the State of Delaware and articles of merger (together with the certificate of merger, "Articles of Merger") were filed with the Secretary of State of the State of North Carolina, which occurred on December 28, 2001.

         Prior to this Merger, American, S. Robert Davis, Charles R. Davis, Randall J. Asmo, Daniel A. Splawn, Jeffrey A. Ross, and Renck contributed all their shares of Casco common stock to Davis Holdings in exchange for shares of capital stock of Davis Holdings. Prior to this Merger, Melissa Davis, S. Robert Davis's wife, Dr. John Graver, and Richard B. Fentin (collectively, the "Stockholder Group") also contributed all of their shares of Casco common stock to Davis Holdings in exchange for shares of capital stock of Davis Holdings. Upon completion of the Merger, each issued and outstanding share of Casco common stock not owned by Davis Holdings became entitled to receive $2.10 per share in cash, without interest. Davis Holdings is not be entitled to receive the $2.10 per share merger consideration.

         Davis Holdings is now the sole stockholder of Casco as the surviving corporation. Stockholders of Casco prior to the Merger, other than Davis Holdings, will not participate in any future earnings and growth of Casco after the Merger. American, together with Charles and Robert Davis, R.L. Renck & Co., Inc. and Messrs. Asmo, Splawn and Ross (collectively, the "Davis Group") and the Stockholder Group (the Davis Group and the Stockholder Group are collectively referred to as the "Continuing Stockholders") now own all of the equity in Davis Holdings. Each Casco warrant to purchase Casco common stock outstanding immediately prior to the Merger entitles the holder, upon exercise of a warrant, to receive, in lieu of a share of common stock of Casco, $2.10 per share in cash. Each vested and unvested option to purchase Casco common stock outstanding immediately prior to the Merger has been cancelled and Casco will pay option holders an amount determined by multiplying the excess, if any, of $2.10 per share over the exercise price per share of such options.

         On or about December 5, 2001 Casco provided its stockholders with a Proxy Statement (the "Proxy"). On December 28, 2001, Casco held a special meeting of stockholders and the stockholders approved the Merger.

         This Statement is intended to satisfy the reporting requirements of
Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The definitive Proxy Statement was filed by the Company with the Securities and Exchange Commission (the "Commission") on December 3, 2001. Terms used but not defined herein shall have the meanings set forth in the Proxy Statement.

         On January 2, 2002, the Company filed a Certification and Notice of Termination of Registration on Form 15 with the Securities and Exchange Commission in order to terminate the registration of the Company's Common Stock and warrants to purchase Casco Common Stock under Section 12(g) of the Exchange Act, in accordance with Rule 12g-4. As of such date, the Company's duty under the Exchange Act to file information, documents and reports under Section 13 of the Exchange Act with respect to its common stock and warrants was suspended. In addition, the Company instructed the Nasdaq to cease listing quotations for the Company's common stock and warrants as of close of business on December 28, 2001.




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                                  SIGNATURES

         After due inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                           CASCO INTERNATIONAL, INC.

                           on behalf of itself and Davis Acquisition of North Carolina, Inc.

                           By:               /s/ Charles R. Davis
                              ------------------------------------------------
                                                CHARLES R. DAVIS
                                                   President



                                            /s/ Charles R. Davis
                           ---------------------------------------------------
                                              CHARLES R. DAVIS



                                             /s/ S. Robert Davis
                           ---------------------------------------------------
                                               S. ROBERT DAVIS


                           AMERICAN HOME BUILDING CORPORATION



                           By:               /s/ Charles R. Davis
                              ------------------------------------------------
                                                CHARLES R. DAVIS
                                       Senior Vice President and Treasurer


                           DAVIS HOLDINGS OF NORTH CAROLINA, INC.



                           By:               /s/ Charles R. Davis
                              ------------------------------------------------
                                                CHARLES R. DAVIS
                                                   President




                                            /s/ Jeffrey A. Ross
                           ---------------------------------------------------
                                               JEFFREY A. ROSS



                                           /s/ Daniel A. Splawn
                           ---------------------------------------------------
                                              DANIEL A. SPLAWN



                                           /s/ Randall J. Asmo
                           ---------------------------------------------------
                                              RANDALL J. ASMO


                           R.L. RENCK & CO., INC.



                           By:              /s/ Robert L. Renck, Jr.
                              ------------------------------------------------
                                              ROBERT L. RENCK, JR.
                              President, Treasurer and Chief Executive Officer


Date: January 4, 2002


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